U.S. Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of the Registrant: Charles River Laboratories International, Inc.

2.	Name of person relying on exemption: JANA Partners LLC

3.	Address of person relying on exemption: 767 Fifth Avenue, 8th Floor, New York, New York 10153

4.	Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1)

FOR IMMEDIATE RELEASE
For more information contact JANA Partners LLC at (212) 455-0900

ISS / RISKMETRICS RECOMMENDS CHARLES RIVER SHAREHOLDERS VOTE AGAINST WUXI ACQUISITION

JANA Partners Applauds Recommendation

New York, New York – July 26, 2010 – ISS / RiskMetrics Group has recommended that Charles River Laboratories International, Inc. (NYSE:  CRL) shareholders vote against the proposed acquisition of WuXi PharmaTech (Cayman) Inc. (NYSE:  WX), JANA Partners announced today.  JANA Partners noted that Glass Lewis & Co. also recommended last week that Charles River shareholders vote against the proposed acquisition.  JANA Partners has voiced its strong opposition to this proposed acquisition, and applauds these recommendations.

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